Report of Independent Auditors and
Consolidated Financial Statements
Wanderful Media LLC
As of and for the year ended December 31, 2014

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Members
Wanderful Media LLC
We have audited the accompanying consolidated financial statements of Wanderful Media LLC (the “Company”), which comprise the consolidated balance sheet as of December 31, 2014, and the related statements of operations, members’ interests and cash flows for the year then ended, and the related notes to the consolidated financial statements.
Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

San Francisco, California
March 5, 2015

CONSOLIDATED FINANCIAL STATEMENTS

__________

WANDERFUL MEDIA LLC
CONSOLIDATED BALANCE SHEET
As of December 31, 2014

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$13,291,446
Accounts receivable	381,535
Other current assets	168,723

Total current assets	13,841,704

Deposits	44,933
Property and equipment	585,677
Other long-term assets	622,211

Total assets	$15,094,525

LIABILITIES AND MEMBERS' INTERESTS

CURRENT LIABILITIES
Accounts payable	$227,591
Accrued compensation	1,826,139
Accrued expenses	29,839
Deferred revenue	27,853
Long-term debt, current portion	22,665

Total current liabilities	2,134,087

Long-term debt, net of current portion	41,474
Deferred compensation, net of current portion	1,586,447

Total liabilities	3,762,008

COMMITMENTS AND CONTINGENCIES (See Note 5)

MEMBERS' INTERESTS
Members' contributions:
Class A: 22,791.79 units issued and outstanding	36,002,302
Class B: 5,789.96 units issued and outstanding	14,474,899
Accumulated deficit	(39,144,684)

Total members' interests	11,332,517

Total liabilities and members' interests	$15,094,525

See accompanying notes.

WANDERFUL MEDIA LLC
CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2014

REVENUES
Conversion fees	$2,744,267
Access fees	1,415,914
Other revenue	515,295

Total revenues	4,675,476

COST OF REVENUES
Conversion fees	1,125,515
Other revenue	4,723

Total cost of revenues	1,130,238

GROSS PROFIT	3,545,238

OPERATING EXPENSES
Research and development	4,983,224
Sales and marketing	3,286,172
General and administrative	4,901,493
Asset impairment	169,469

Total operating expenses	13,340,358

OTHER INCOME (EXPENSE)
Interest income	2,573
Interest expense	(5,218)
Other expense	(1,277)

Total other income (expense	(3,922)

NET LOSS	$(9,799,042)

See accompanying notes

See accompanying notes.

WANDERFUL MEDIA LLC
CONSOLIDATED STATEMENT OF MEMBERS’ INTERESTS
Year Ended December 31, 2014

	Members' Contributions
	Class A		Class B		Accumulated	Total Members'
	Units	Amount	Units	Amount	Deficit	Interests

Balance, January 1, 2014	12,197.73	$30,494,320	2,202.27	$5,505,682	$(29,345,642)	$6,654,360

Members' contributions	14,181.75	14,477,199	—	—	—	14,477,199
Reclassification of interests	(3,587.69)	(8,969,217)	3,587.69	8,969,217	—	—
Net loss	—	—	—	—	(9,799,042)	(9,799,042)

Balance, December 31, 2014	22,791.79	$36,002,302	5,789.96	$14,474,899	$(39,144,684)	$11,332,517

See accompanying notes.

WANDERFUL MEDIA LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(9,799,042)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	224,333
Changes in allowance for doubtful accounts	51,944
Asset impairment	169,469
Changes in operating assets and liabilities:
Accounts receivable	116,207
Prepaid expenses and other current assets	(7,227)
Deposits and other long-term assets	(606,149)
Accounts payable	39,691
Accrued liabilities	414,938
Deferred revenue	27,853

Net cash used in operating activities	(9,367,983)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for asset acquisition	(169,469)
Acquisition of property and equipment	(18,757)

Net cash used in investing activities	(188,226)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on long-term debt	(22,025)
Members' contributions	14,477,199

Net cash provided by financing activities	14,455,174

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,898,965
CASH AND CASH EQUIVALENTS -- BEGINNING OF YEAR	8,392,481

CASH AND CASH EQUIVALENTS -- END OF YEAR	$13,291,446

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$4,413

See accompanying notes

See accompanying notes.

WANDERFUL MEDIA LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE BUSINESS
Wanderful Media LLC (the “Company“) is a Delaware limited liability corporation formed as a partnership. The Company was organized on October 24, 2011, in order to operate as a holding company for the investment in FindnSave Inc. (“FindnSave”). FindnSave, a California corporation organized on March 1, 2000, has offices in Chico and Los Gatos, California. FindnSave provides marketing management, print conversion, and hosting services for media and advertising companies on the internet. FindnSave also has an internet-based local discovery shopping experience for newspapers, retailers, and shoppers.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of consolidation – The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiary: FindnSave Inc. All significant intercompany balances and transactions have been eliminated in consolidation.
Use of estimates – The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
Revenue recognition – Revenue primarily consists of the following:

•	Conversion fees – professional service fees for converting print-based newspaper and retail advertising into digital form for display in the internet or in a company intranet;

•	Access fees – subscriptions-based fees for providing a web and mobile-based consumer shopping experience; and

•	Other – click-through and other bounties that are ad hoc in nature.
The Company recognizes revenue when the four basic criteria of revenue recognition are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable and (4) collectibility is reasonably assured. Conversion fee revenue is recognized in the period the services are performed and delivered. Payments received for access fees in advance of services being rendered are deferred and recognized as revenue in the period the services are performed and delivered. Other revenues are recognized when earned.
Cost of revenue – The Company recognizes the costs of producing digital advertisement as cost of revenue. These include payroll, benefits, an allocation of related overhead expenses, and outsourced production costs. Costs associated with access fees and other revenues are insignificant.
Advertising expense – The Company expenses the costs of advertising as incurred. Advertising expenses for the year ended December 31, 2014, was $1,897,560.
Cash and cash equivalents – The Company’s cash and cash equivalents are maintained in checking and money market accounts at several banks. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company’s cash equivalents as of December 31, 2014, include $64,068 held in money market accounts.
The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value due to the short term nature of the maturities. Balances maintained at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is customary for deposits with financial institutions to exceed federally insured limits.
Fair values of financial instruments – The Company follows the guidance of Accounting Standards Codification ("ASC") 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 is applicable whenever other standards require or permit assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. Accordingly, the carrying amounts of certain financial instruments of the Company, including cash, continue to be valued at fair value on a recurring basis.

WANDERFUL MEDIA LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.
Cash and cash equivalents – The Company’s cash and cash equivalents include $64,068 comprised primarily of short-term highly liquid money market funds. These securities are classified as Level 1 of the valuation hierarchy, as they have quoted market prices available in an active market. The carrying amount approximates fair value.
Long-term debt – The fair values of the Company’s long-term debt is estimated based on the current fixed rate of debt which approximates the carrying amount.
Non-financial assets such as intangible assets, property and equipment are evaluated for impairment and adjusted to fair value using Level 3 inputs only when impairment is recognized. Fair values are considered Level 3 when management makes significant assumptions in developing a discounted cash flow model based upon a number of considerations including projections of revenues, earnings, and a discount rate. During the year ended December 31, 2014, the Company recognized $169,469 of impairment expense relating to intangible assets purchased in an asset acquisition that were determined to have no future economic benefit. (See “Asset Acquisition” below)
Accounts receivable – Accounts receivable are reported at net-realizable value and represents amounts that are invoiced to customers with contractual obligations where a signed and executed contract exists.
In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount the Company reasonably believes will be collected. For the remaining customers, the Company recognizes allowances for doubtful accounts based on the length of time the aggregate receivables are outstanding, the current business environment, and historical experience. Amounts are charged to allowance for doubtful accounts as they are deemed uncollectible, based upon a periodic review.
The Company evaluated the collectibility of accounts receivable and has determined no allowance for doubtful accounts was necessary at December 31, 2014. During the year ended December 31, 2014, the Company wrote-off $126,944 of accounts receivable against the allowance. Bad debt expense was $51,944 for the year ended December 31, 2014.
Concentration of credit risk and significant customers – Financial instruments, which potentially subject the Company to concentrations of credit risk, principally consist of cash and cash equivalents and accounts receivable.
The Company maintains its cash and cash equivalents in bank accounts which may, at times, exceed federally-insured limits. As of December 31, 2014, the Company had $12,772,237 of bank balances in excess of the federally-insured limits. The Company has not experienced any losses in such accounts.
Management believes that it is not exposed to any significant credit risk. The Company generally does not require collateral or other security in support of accounts receivable. The Company maintains reserves for estimated credit losses and such losses have historically been within management’s expectations and have not been significant.

WANDERFUL MEDIA LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014, the Company had two customers who represented 37% of net sales. As of December 31, 2014, there were three customers who represented 48% of accounts receivable and three vendors who represented 47% of the accounts payable.
Deposits – The Company’s deposits of $44,933 at December 31, 2014 related to operating leases for its office facilities and certain other services. Deposits relating to the Company’s operating leases are refundable at the expiration of the lease terms. Deposits relating to services are capitalized and amortized over the related term of service. Amounts amortized during the year ended December 31, 2014 were insignificant.
Property and equipment – Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is recorded over the estimated useful lives of the assets of three to ten years using the straight-line method. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset or improvement. Maintenance, repairs, and minor renewals are expensed as incurred. Expenditures that substantially increase an asset’s useful life are capitalized. When assets are sold or otherwise disposed of, any resulting gain or loss on such sale or disposal is included in the statements of operations.
Software development costs – The Company capitalizes certain development costs incurred in connection with its internal use software and subscription service, following the guidance set forth in ASC 350-40, Computer Software Developed or Obtained for Internal Use. ASC 350-40 requires companies to capitalize qualifying computer software costs, if direct and incremental, that are incurred during the application development stage. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized costs are recorded as noncurrent assets on the accompanying balance sheets. Costs related to preliminary project activities, post-implementation activities, and training is expensed as incurred. The Company amortizes the costs over the estimated useful life of three years following the release date.
The Company previously capitalized $362,294 of software development costs prior to the year ended December 31, 2014. All amounts were fully amortized as of January 1, 2014.
Management evaluates the useful lives of capitalized software on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact its recoverability. There were no impairments to capitalized software during the year ended December 31, 2014.
Asset acquisition – In September 2014, the Company purchased certain assets of Real Valuable Corporation. The Company purchased software and code, certain client relationship and agreements, and certain accounts receivable. Total amounts paid were $169,468. Subsequent to the purchase at December 31, 2014, the Company wrote off the purchased intangible assets as it was deemed to have no future economic benefit.
Impairment of long-lived assets – The Company periodically evaluates whether changes have occurred that would require revision of the remaining estimated useful life of the property, improvements, and other long-lived assets or render them not recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.
Income taxes – Wanderful was formed as a partnership in relation to the provisions of the Internal Revenue Code; accordingly, income or loss will be reported by the members on their corporate income tax returns.
FindnSave’s income taxes are provided based on the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. Deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

WANDERFUL MEDIA LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recent accounting pronouncements – In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606), which is a new standard on revenue recognition. The new standard contains principles that an entity will need to apply to determine the measurement of revenue and timing of when revenue is recognized. The underlying principle is to recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The standard has a five-step approach which includes identifying the contract or contracts, identifying the performance obligations, determining the transaction price, allocating the transaction price and recognizing revenue. The standard also significantly expands the quantitative and qualitative disclosure requirements for revenue, which are intended to help users of financial statements understand the nature, amount, timing and uncertainty of revenue and the related cash flows. The standard is effective for annual periods beginning after December 15, 2016, for a public business entity. The Company is currently evaluating this new standard and the impact it will have on its consolidated financial statements, information technology systems, process and internal controls.
In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 provides guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is in the process of evaluating the provisions of ASU 2014-15.
Subsequent events – Subsequent events are events or transactions that occur after the consolidated balance sheet date but before consolidated financial statements are issued or are available to be issued. The Company recognizes in the consolidated financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the consolidated balance sheet, including the estimates inherent in the process of preparing the consolidated financial statements. The Company’s consolidated financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the consolidated balance sheet but arose after the consolidated balance sheet date and before the consolidated financial statements are issued or are available to be issued.
The Company has evaluated subsequent events through March 5, 2015.
NOTE 3 – PROPERTY AND EQUIPMENT
Property and equipment consisted of the following as of December 31, 2014:

Computers and software	$712,259
Office equipment	25,409
Leasehold improvements	608,586
Equipment	94,189
Internally developed software	362,294

1,802,737
Less: Accumulated depreciation and amortization	(1,217,060)

$585,677

Depreciation expense for the year ended December 31, 2014, was $224,333.
NOTE 4 – DEBT
In August 2012, the Company obtained a loan from its landlord in order to complete leasehold improvements at its Chico office facilities. The Company’s landlord agreed to advance funds for leasehold improvements in the amount of $92,000 which is to be repaid on a monthly basis over a period of 48 months of $2,203 inclusive of principal and interest. The stated interest rate is 7%.

WANDERFUL MEDIA LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014, total debt outstanding amounted to $64,139. During the year ended December 31, 2014, the Company repaid $21,137 in principal relating to this debt.
Future maturities of debt are as follows:

Year Ending December 31,

2015	$22,665
2016	24,304
2017	17,170

$64,139
NOTE 5 – COMMITMENTS AND CONTINGENCIES
Leases
The Company leases office space under noncancelable operating leases with various expiration dates through 2017. The leases contain rent escalation clauses. Rent expense is recorded on a straight-line basis over the term of the leases. The difference between the base rent payment and the straight-line rent amount is recorded as a deferred rent liability. At December 31, 2014, the total deferred rent liability was $5,251. Rent expense for the year ended December 31, 2014, was $265,292.
Future minimum lease payments under noncancelable operating leases as of December 31, 2014, are as follows:

Year Ending December 31,

2015	$256,077
2016	262,977
2017	185,946

$705,000

Litigation
The Company, from time to time, is involved in certain legal matters which arise in the normal course of operations. Management believes that the resolution of such matters will not have a material adverse effect on the financial position of the Company.
NOTE 6 – RELATED PARTY TRANSACTIONS
FindnSave provides services to the members of the Company. During the year ended December 31, 2014, revenue from these related parties amounted to $3,603,625. Accounts receivable from related parties were $211,015 as of December 31, 2014.
NOTE 7 – MEMBERS’ INTERESTS
As of December 31, 2014, the Company has 22,791.79 Class A Units and 5,789.96 Class B Units issued and outstanding for contributions of $36,002,302 and $14,474,899, respectively.
During the year ended December 31, 2014, the Company issued 14,181.75 Class A Units in exchange for $14,477,199. Additionally, due to the fact that certain Members’ shareholdings had decreased, $8,969,217, representing 3,587.69 Units was transferred from Class A Units to Class B Units.

WANDERFUL MEDIA LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following are the rights and preferences of the Company’s Class A and Class B Units:

•	Optional additional cash contributions may be contributed on a pro rata basis in accordance with each Member’s percentage interest at the time.

•	No Member shall have the right to withdraw, or receive any return of all or any portion of such Member’s Capital Contribution.

•
A Member shall not transfer any Units except under a permitted transfer, as defined. Prior to any proposed transfer, other than a permitted transfer or in a qualifying transaction, as defined, other Class A Members shall have the first right of refusal to purchase the transfer Units in proportion to each Class A Member’s ownership interest. Prior to any proposed transfer, other than a permitted transfer or in a qualifying transaction, as defined, other Class B Members shall have the first right of refusal to purchase the transfer Units in proportion to each Class B Member’s ownership interest. Under certain situations, Members also have tag-along rights and drag along rights.

•	At meetings of Members, the presence of Members holding at least a majority of the outstanding Units is required to constitute a quorum.

•	Each Member shall be entitled to one vote for each Unit held. Fractional votes are permitted.

•
The Board of Directors shall consist of nine Directors of which the Class A and Class B Members shall each have the right to designate one Director respectively. Such Members shall also have the sole right to remove such Directors, with or without cause. A majority of the Directors shall constitute a quorum. All Directors shall serve without compensation.

•
If a Class A Member’s Percentage interest decreases below 9.375%, then such Class A Member shall lose its right to designate a Director. Such Class A Member’s Class A Units shall be converted into Class B Units and the Class A Member shall become a Class B Member. Following such a conversion, the Board of Directors shall be decreased accordingly.

◦
The Board of Directors has general powers over management and control of the business and affairs of the Company. Supermajority vote of the Board of Directors is required for certain actions including any transaction that would result in a Change in Control of the Company, as defined, any redemption of Units by the Company, any Initial public offering or conversion, the dissolution of the Company, the creation of any Committee of the Board of Directors, and the admission of any new Class A Members.

NOTE 8 – INCOME TAXES
The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets mainly arising from net operating loss carryforwards and accrued expenses which are not yet deductible for tax purposes. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $3,084,000 during the year ended December 31, 2014.
At December 31, 2014, the Company had Federal and California net operating loss carryforwards (“NOLs”) of approximately $20,000,000 and $20,000,000, respectively. These NOLs are available to reduce future taxable income, if any. The Federal net operating loss will begin to expire in 2031 through 2034, and the California net operating loss will begin to expire in 2029 through 2034.
The Tax Reform Act of 1986 limits the use of net operating loss carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change in ownership, utilization of the carryforwards could be limited.

WANDERFUL MEDIA LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company applies the provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes, for recognition, measurement and presentation and disclosure of uncertain tax benefits in financial statements. There are no material uncertain tax benefits as of December 31, 2014.
The Company currently has no federal or state tax examinations in progress nor has it had any federal or state tax examinations since its inception. As a result of the Company's net operating loss carryforwards, all of its tax years are subject to federal and state tax examination.
NOTE 9 – EMPLOYEE BENEFIT PLANS
The Company sponsors a 401(k) defined contribution plan (the “401k Plan”) covering all employees who have reached the minimum age of 18 with no minimum years of service required for participation. Participants are permitted to contribute a portion of their salary through payroll deferral subject to the Internal Revenue Service annual contribution limits. The Company makes 401k matching contributions depending on the amount of the participants’ salary deferrals of 100% up to a maximum of 4% of the employees’ deferrals. For the year ended December 31, 2014, the Company made matching contributions of $156,982.
The Company contributes to a long-term incentive plan (the "Incentive Plan") for eligible employees. The Company makes contributions to the Incentive Plan annually of which the amounts are at the discretion of the Board of Directors. Contributions are fully vested after four years. Since inception of the Incentive Plan, the Board of Directors has approved Company contributions aggregating $3,562,227. Assets held relating to the Incentive Plan to be disbursed in future periods are included in Other Long Term Assets of $622,211 as of December 31, 2014. Payments amounting to $247,238 have been made to date. The Company expensed $1,748,830 relating to the Incentive Plan during the year ended December 31, 2014. As of December 31, 2014, the Company accrued $422,449 as part of Accrued Compensation and $1,586,447 as Deferred Compensation, net of Current Portion. Company contributions that are expected to be paid in the future are: $422,449, $814,455, $1,158,079 and $1,130,006 during the years ending December 31, 2015, 2016, 2017, and 2018, respectively.

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